This appendix is available as an online form EXHIBIT 99.1 Only use this form if the online version is not available +Rule 3.20.4, 3.21, 15.3
Appendix 3A.1
Notification of dividend / distribution
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Please note that two or more corporate actions on the same security may not run with different record dates if the timetables result in overlapping (but not identical) ex-periods. It is permissible to run different corporate actions with the same record date except in the case of consolidations or splits which cannot run at the same time as any other corporate action for that entity.
*Denotes minimum information required for first lodgement of this form.
**Denotes information that must be provided on or before business day 0 of the relevant Appendix 6A or Appendix 7A timetable.
The balance of the information, where applicable, must be provided as soon as reasonably practicable by the entity.
Where a dividend/distribution is announced at the same time as Appendix 4D, 4E or 4F the online form relating to the dividend/distribution should be submitted after the Appendix 4D, 4E or 4F and before other material such as media releases or analyst presentations. Refer to Guidance Note 14 ASX Market Announcements Platform.
Part 1 – Entity and announcement details

Question no	Question	Answer
1.1	*Name of entity	JAMES HARDIE INDUSTRIES PLC
1.2	*Registration type and number One of ABN/ARSN/ARBN/ACN or other registration type and number (if “other” please specify what type of registration number has been provided).
1.3	*ASX issuer code	JHX - CHESS DEPOSITARY INTERESTS 1:1
1.4	*The announcement is Tick whichever is applicable.
☐ New announcement
☒ Update/amendment to previous announcement
☐ Cancellation of previous announcement
Note: An entity announcing the cancellation, deferral or reduction of a previously announced dividend or distribution on a quoted security must include in the announcement an explanation satisfactory to ASX of the entity’s reasons for doing so (see rule 3.21). In the case of a cancellation, this explanation may be included in the ‘Reason for cancellation’ in the response to Q1.4c below or in a separate announcement to the market. In the case of a deferral or reduction, this explanation may be included in the ‘Reason for update’ in the response to Q1.4a below or in a separate announcement to the market.
Note that this requirement only applies to actual dividends/ distributions that the entity has announced it will pay. It does not apply to an estimated dividend/distribution on units of listed trusts, units of quoted ETFs or Managed Funds, or preference securities provided in response to Q2A.9 where the final dividend/distribution has yet to be announced.

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1.4a	*Reason for update Mandatory only if “Update” ticked in Q1.4 above. A reason must be provided for an update.	1. AUD equivalent dividend amount of [x] cent per security has been provided at question 2.A.9a 2. The FX rate (in form AUD1.00/primary currency rate) has been provided at question 2A.9c
1.4b	*Date of previous announcement to this update Mandatory only if “Update” ticked in Q1.4 above.	17 May 2022
1.4c
*Reason for cancellation
Mandatory only if “Cancellation” ticked in Q1.4 above. If information has previously been provided in Part 3D of the form “Preference security distribution rate details” please also confirm whether the rate changes remain in place for the security or are also cancelled.

1.4d	*Date of previous announcement to this cancellation Mandatory only if “Cancellation” ticked in Q1.4 above.
1.5	*Date of this announcement The date of lodgement of the form by the entity via ASX Online.	30 May 2022
1.6	*Applicable ASX +security code and description for dividend / distribution Please select the security to which the notification applies. Only one security can be selected for each form.	ASX +security code: JHX +Security description: CHESS DEPOSITARY INTERESTS 1:1

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This appendix is available as an online form Appendix 3A.1 Notification of dividend / distribution
Part 2 – All dividends / distributions
Part 2A – Basic details

Question No.	Question	Answer
2A.1
*Type of dividend/distribution
Each form can only relate to one record date and payment date but may have multiple types of payment for example an ordinary and special dividend. Please note that dividends/distributions on units in listed trusts, units in quoted ETFs or Managed Funds, and preference securities are classified as “Ordinary”.
☒ Ordinary (must be cash) Please complete Part 3A. ☐ Special (must be cash) Please complete Part 3B. ☐ Scrip (must be scrip) Please complete Part 3C.
2A.2
*The dividend/distribution:
Tick one only to indicate length of period to which the dividend/distribution applies. ASX’s system classifies interim/final dividends/distributions as six monthly if both are paid. If a final only is paid it is classified as relating to a period of twelve months. Where a scrip or special dividend/distribution is paid at the same time as an ordinary dividend/distribution it has the same period classification as the ordinary.
If the dividend/distribution is special and/or scrip only then “does not relate to a specific period within the financial year in which it was paid” may be applicable.

☐ relates to a period of one month.
☐ relates to a period of one quarter.
☒ relates to a period of six months.
☐ relates to a period of twelve months.
☐ does not relate to a specific period within the financial year in which it was paid.

2A.3
*The dividend/distribution relates to the financial reporting or payment period ended/ending (date)
The period ended date must match the end date of the reporting period of any Appendix 4D, 4E or 4F lodged by the entity at the same time as this form and which includes the details of the dividend/distribution announced in this form. For dividends/distributions on units in listed trusts, units in quoted ETFs or Managed Funds, and preference securities, the period ended/ending date may correspond to the payment date and may be a future date. If a special or scrip dividend/distribution is notified at the same time as another dividend/distribution which relates to a period of one month, one quarter, six months or twelve months then the special or scrip dividend/distribution will be characterised with the same period type and will have the same period ended as that dividend/distribution. If the dividend/distribution is special and/or scrip only and “does not relate to a specific period within the financial year in which it was paid” has been ticked in Q2A.2, then a period ended date may not be applicable.
31 March 2022
2A.4
*+Record date
The record date must be at least four business days from current date (refer Appendix 6A section 1). Please note that the record date and ex date cannot be changed (even to postpone it or cancel it) any later than 12 noon Sydney time on the day before the previous ex date advised.
27 May 2022

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This appendix is available as an online form Appendix 3A.1 Notification of dividend / distribution

2A.5
*Ex date
The ex date is one business day before record date (i.e. business day 3 if the record date is business day 4). Refer to Appendix 6A section 1. Securities will trade “ex” dividend/distribution from the ex date. Please note that the record date and ex date cannot be changed (even to postpone it or cancel it) any later than 12 noon Sydney time on the day before the previous ex date advised.
26 May 2022
2A.6
*Payment date
The payment date must be after the record date. If the entity has a dividend or distribution plan, the payment date must be at least 2 business days after the record date. Refer to Appendix 6A section 1. For a scrip dividend/distribution this date will be the same as the issue date referred to in Q3C.4 of this form.
29 July 2022
2A.7
*Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable?
•    +Security holder approval
•    Court approval
•    Lodgement of court order with +ASIC
•    ACCC approval
•    FIRB approval
•    Another approval/condition external to the entity required to be given/met before business day 0 of the timetable for the dividend/distribution.
If any of the above approvals apply to the dividend/distribution before business day 0 of the timetable, please answer ‘yes’ and provide details at Q2A.7a. If “no” go to Q2A.8.
The purpose of the question is to confirm that relevant approvals are received prior to ASX establishing an ex market in the securities. If the entity wishes to disclose approvals or conditions which are to be resolved at a later date it should use Part 5 “Further information”.
No
2A.7a
Approvals
Select appropriate approval from drop down box as applicable. More than one approval can be selected. This question refers only to events which take place before business day 0 of the timetable. The purpose of the question is to confirm that relevant approvals are received prior to ASX establishing an ex market in the securities. The “Date for determination” is the date that you expect to know if the approval is given for example the date of the security holder meeting in the case of security holder approval or the date of the court hearing in the case of court approval. If the entity wishes to disclose approvals or conditions which are to be resolved at a later date it should use Part 5 “Further information”.

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This appendix is available as an online form Appendix 3A.1 Notification of dividend / distribution

*Approval/condition No	*Date for determination	*Is the date estimated or actual?	**Approval received/ condition met? Only answer this question when you know the outcome of the approval – please advise on or before business day 0 of the relevant Appendix 6A or Appendix 7A timetable.	Comments
+Security holder approval		☐ Estimated OR ☐ Actual	☐ Yes ☐ No
Court approval		☐ Estimated OR ☐ Actual	☐ Yes ☐ No
Lodgement of court order with +ASIC		☐ Estimated OR ☐ Actual	☐ Yes ☐ No
ACCC approval		☐ Estimated OR ☐ Actual	☐ Yes ☐ No
FIRB approval		☐ Estimated OR ☐ Actual	☐ Yes ☐ No
Other (please specify in comment section)		☐ Estimated OR ☐ Actual	☐ Yes ☐ No
2A.8
*Currency in which the dividend/distribution is made (“primary currency”)
Primary currency will be the currency in which all other questions relating to the dividend/distribution will appear excepting those relating to payment in a different currency. For dividends/distributions paid in a currency other than AUD please answer 2A.9a-2A.9c. If the primary currency is NZD please also complete Part 3F.
USD

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This appendix is available as an online form Appendix 3A.1 Notification of dividend / distribution

2A.9
*Total dividend/distribution payment amount per +security (in primary currency) for all dividends/ distributions notified in this form
This amount should be the total of any Ordinary, Scrip, Special and Supplementary dividend/distribution announced using this form. An estimated dividend/distribution is only permitted in the case of dividends/distributions on units in listed trusts, units in quoted ETFs or Managed Funds, and preference securities.
		USD 0.30
2A.9a
AUD equivalent to total dividend/distribution amount per +security
If primary currency is non-AUD.
If more than one dividend/distribution type is included in this announcement (e.g. ordinary and special), this total should be the total of those types.
ASX publishes an AUD equivalent amount for non-AUD dividends/distributions. If this amount is not provided by the entity it is calculated and published using the RBA rate of exchange on the day before the ex date. The entity should only populate this question if an actual amount is known. If amount not known please answer 2A.9b. If known go to 2A.9c.
		0.420000
2A.9b	If AUD equivalent not known, date for information to be released If primary currency is non-AUD.	30 May 2022
2A.9c	FX rate (in format AUD rate / primary currency rate): If primary currency is non-AUD.	0.71428571
2A.10
*Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to +security holders that it wishes to disclose to the market?
If “yes”, please complete Part 2B.
It is not mandatory to disclose currency arrangements to the market. In particular, it does not refer to arrangements made between individual security holders and the share registry or entity on an ad hoc or one-off basis and it does not refer to arrangements offered by the registry independently of the entity.
If the entity intends to disclose currency arrangements to the market it must do so through this form although it may supplement the information in the form with further PDF announcements.
		Yes
2A.11
*Does the entity have a securities plan for dividends/distributions on this security?
This information is required by Appendix 6A section 1. More than one option may be selected. If the entity has a DRP please answer Q2A.11a, if the entity has a BSP please answer Q2A.11b, if the entity has another security plan please answer Q2A.11c.
If the entity has a plan but it does not apply to the security which is the subject of this form the entity should answer “We do not have a securities plan for dividends/distributions on this security”.

☐ We have a Dividend/Distribution Reinvestment Plan (DRP)
☐    We have a Bonus +Security Plan or equivalent (BSP)
☐    We have another +security plan (Plan)
☒    We do not have a securities plan for dividends/distributions on this security

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2A.11a
*If the entity has a DRP, is the DRP applicable to this dividend/distribution
This information is required by Appendix 6A section 1. If “yes”, please answer Q2A.11a(i). If “no”, ASX will assume the DRP is suspended for this dividend/distribution.

2A.11a(i)
*DRP Status in respect of this dividend/distribution
Please select one and complete Part 4A.
Note that “Full DRP” includes plans which may have limited exceptions for example exclusion of US or other foreign holders. The term is designed primarily to distinguish those plans which apply only to specific subgroups of security holders such as “retail” holders.

☐ DRP for retail +security holders only
The entity has a DRP which applies to this dividend/distribution only for retail security holders.
☐ Full DRP offered
The entity has a DRP which applies to this dividend/distribution only for all security holders.
☐ DRP subject to +security holder approval
The entity has a DRP which is active for this dividend/distribution subject to security holder approval.

2A.11b
*If the entity has a BSP, is the BSP applicable to this +dividend/distribution?
This information is required by Appendix 6A section 1. If “yes”, please answer Q2A.11b(i). If “no”, ASX will assume the BSP is suspended for this dividend/distribution.

2A.11b(i)
*BSP status in respect of this dividend/distribution
Please select one and complete Part 4B. If the entity has a BSP subject to security holder approval please choose the appropriate box above and make a note of the approval requirement in “Part 5 Further information”  at the end of this form.

☐ BSP for retail +security holders only
The entity has a BSP which applies to this dividend/distribution only for retail security holders.
☐ Full BSP offered
The entity has a BSP which applies to this dividend/distribution only for all security holders.

2A.11c	*If the entity has another +security plan, is that +security plan applicable to this +dividend/distribution? If “yes” please complete Part 4C.
2A.12
*Does the entity have tax component information apart from franking?
This refers to the information ordinarily provided under Subdivision 12-H of Schedule 1 to the Tax Administration Act 1953. If “yes” please complete Part 3E.
No
2A.13
Withholding tax rate applicable to the dividend/distribution
For non-Australian entities.
ASX only captures the dividend/distribution withholding tax rate in respect of dividends/distributions paid by foreign resident listed entities to Australian resident security holders. If a dividend/distribution is payable to an Australian resident security holder, please advise the applicable dividend/distribution withholding tax rate (assuming no exemptions are sought by and granted to the holder). Should you wish to provide further information please use Part 5 - Further information at the end of this form.
25.00%

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This appendix is available as an online form Appendix 3A.1 Notification of dividend / distribution
Part 2B – Currency information
Part 2B to be completed if you answered “yes” to Q2A.10.

Question No.	Question	Answer
2B.1
*Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +security holder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.)
Referred to as “default arrangements”. This does not exclude other criteria – banking instruction and registered address are merely provided as examples. This question should be answered on the basis of the entity’s policy applicable to all security holders. It does not refer to arrangements made between individual security holders and the share registry or entity on an ad hoc or one-off basis and it does not refer to arrangements offered by the registry independently of the entity.
If “yes” please fill out the balance of the questions in Part 2B. If “no” fill out question 2B.2 only.
No
2B.2
*Please provide a description of your currency arrangements
If you have default arrangements please provide an overview of how the arrangement operates and answer specific questions below about currencies in which you pay, whether there is a choice to receive a currency other than the default, election dates, where forms can be obtained etc.
If you do not have default arrangements you should include here a complete description of your currency arrangements including when and where any currency election should be submitted. Listed entities in this category are not required to disclose the currencies in which they pay or publish the foreign currency dividend amounts (“payment currency equivalent amount per security”) or foreign exchange rates. You do not need to fill out any further questions in Part 2B.
The dividend is payable in Australian currency unless the security holder elect otherwise
2B.2a
Other currency/currencies in which the dividend/distribution will be paid
If there is more than one payment currency other than the primary currency it is mandatory to advise the additional currencies but not mandatory to advise the payment currency equivalent amount. If the entity wishes it may advise this amount by way of update when known. Note: if more than one dividend/distribution type is included in this announcement (e.g. ordinary and special), the payment currency equivalent amount should be the total of those types and the equivalent of the total amount in Q2A.9.
AUD
2B.2b	Please provide the exchange rates used for non-primary currency payments
2B.2c	If payment currency equivalent and exchange rates not known, date for information to be released	30 May 2022

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2B.3	*Can the +security holder choose to receive a currency different to the currency they would receive under the default arrangements?	Yes
2B.3a
Please describe what choices are available to a +security holder to receive a currency different to the currency they would receive under the default arrangements
For example if the security holder would receive AUD under the default policy based upon an Australian bank account being provided, can they change this to NZD by providing a banking instruction relating to a New Zealand bank account?

2B.3b
*Date and time by which any document or communication relating to the above arrangements must be received in order to be effective for this dividend/distribution
Please enter the time in Sydney time (i.e. AEST or, when daylight savings is in operation, AEDST) using 24 hour convention e.g. 6.00pm should be entered as 18:00.

2B.3c	Please provide a link to, or indicate where relevant forms can be obtained and state how and where they must be lodged.

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This appendix is available as an online form Appendix 3A.1 Notification of dividend / distribution
Part 3 – Dividend/distribution amounts per type and other details
Please state amounts in the dividend/distribution primary currency stated at Q2A.9.
Part 3A – Ordinary dividend/distribution
Part 3A to be completed if “Ordinary” selected in Q2A.1.

Question No.	Question	Answer
3A.1
*Is the ordinary dividend/distribution estimated at this time
If "yes” Q3A.1a and 3A.1a(i) must be completed if “no” Q3A.1b must be completed upon the first announcement of a dividend/distribution. An estimate is only permitted in the case of dividends/ distributions on units in listed trusts, units in quoted ETFs or Managed Funds, and preference securities.
No
3A.1a
*Ordinary dividend/distribution estimated amount per +security
An estimate is only permitted in the case of dividends/distributions on units in listed trusts, units in quoted ETFs or Managed Funds, and preference securities.
USD
3A.1a(i)	*Date that actual ordinary amount will be announced	17 May 2022
3A.1b	*Ordinary dividend/distribution amount per +security Please provide the amount in the primary currency.	USD 0.300
3A.2
*Is the ordinary dividend/distribution franked?
If “yes”, please answer Q3A.2a. If “no” go straight to Q3A.3. This question is not mandatory for dividends/distributions on units in listed trusts, units in quoted ETFs or Managed Funds, and preference securities.
No
3A.2a
*Is the ordinary dividend/distribution fully franked?
This question is not mandatory for dividends/distributions on units in listed trusts, units in quoted ETFs or Managed Funds, and preference securities.

3A.3	*Percentage of ordinary dividend/distribution that is franked Please provide the percentage to which the dividend/distribution is franked. (if 100% franked, then 100%, if 100% unfranked then 0%). This question is not mandatory for dividends/distributions on units in listed trusts, units in quoted ETFs or Managed Funds, and preference securities.	0.00

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This appendix is available as an online form Appendix 3A.1 Notification of dividend / distribution

3A.3a
*Applicable corporate tax rate for franking credit (%)
Do not answer for 100% unfranked dividends/distributions.
Please provide the applicable corporate tax rate. This question is not mandatory for dividends/distributions on units in listed trusts, units in quoted ETFs or Managed Funds, and preference securities.

3A.4
*Ordinary dividend/distribution franked amount per +security
Amount of dividend/distribution that is franked. Please provide the amount in the primary currency. In the case of dividends announced in conjunction with Appendix 4D and 4E the franked amount per security must be provided. This question is not mandatory for dividends/distributions on units in listed trusts, units in quoted ETFs or Managed Funds, and preference securities. If the dividend/distribution is 100% unfranked please answer “$0.00”. 3A.4 franked amount + 3A.6 unfranked amount + 3A.7 conduit foreign income amount should equal 3A.1b dividend/distribution amount per security.

3A.5	*Percentage of ordinary dividend/distribution that is unfranked Please provide the percentage to which the dividend/distribution is unfranked (if 100% unfranked, then 100%. If 100% franked then 0%). This question is not mandatory for dividends/distributions on units in listed trusts, units in quoted ETFs or Managed Funds, and preference securities.	100%
3A.6
*Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount
Amount of dividend/distribution that is unfranked excluding any conduit foreign income. Please provide the amount in the primary currency. This question is not mandatory for dividends/distributions on units in listed trusts, units in quoted ETFs or Managed Funds, and preference securities. If the dividend/distribution is fully franked please answer “$0.00”. 3A.4 franked amount + 3A.6 unfranked amount + 3A.7 conduit foreign income amount should equal 3A.1b dividend/distribution amount per security.
USD 0.300
3A.7
*Ordinary dividend/distribution conduit foreign income amount per +security
For Australian entities only.
Please provide the amount in the primary currency. This information is required by Appendix 6A section 1 in respect of dividends. This question is not mandatory for dividends/distributions on units in listed trusts, units in quoted ETFs or Managed Funds, and preference securities. 3A.4 franked amount + 3A.6 unfranked amount + 3A.7 conduit foreign income amount should equal 3A.1b dividend/distribution amount per security.

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This appendix is available as an online form Appendix 3A.1 Notification of dividend / distribution
Part 5 – Further Information

Question No.	Question	Answer
5.1	Please provide any further information applicable to this dividend/distribution

Introduced 22/09/14; amended 29/06/15; 01/12/19; 18/07/20; 05/06/21

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